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                                                                    EXHIBIT 12.1

                       Ratio of Earnings to Fixed Charges

                                                                                                    Three Month Period Ended
                                                            Year Ended December 31,                         March 31,
                                        ---------------------------------------------------------   ------------------------
(Dollars in Thousands)                     2004        2003       2002         2001       2000         2005          2004
                                        ----------  ----------  ---------   ---------   ---------   ---------      ---------
Earnings:
Pre-tax income (loss)                   $ 116,218   $ (85,971)  $ 111,983   $  85,824   $ 201,874   $  12,700      $  46,438
Deduct: income from
         partnerships                     (12,777)    (17,347)    (18,480)    (19,313)    (22,430)          -         (3,084)
Add: cash received from
         partnerships                      13,267      23,026      20,625      26,888      36,755           -          5,218
Add: fixed charges                        191,945     186,777      38,383      34,972      49,621      67,042         42,293
                                        ---------   ---------   ---------   ---------   ---------   ---------      ---------
Earnings available for fixed charges    $ 308,653   $ 106,485   $ 152,511   $ 128,371   $ 265,820   $  79,742      $  90,865
                                        =========   =========   =========   =========   =========   =========      =========
Fixed charges:
Interest expense                        $ 188,048   $ 183,387   $  37,353   $  33,973   $  47,656   $  66,249      $  41,524
Interest component of rent expense          3,897       3,390       1,030         999       1,965         793            769
                                        ---------   ---------   ---------   ---------   ---------   ---------      ---------
Total fixed charges                     $ 191,945   $ 186,777   $  38,383   $  34,972   $  49,621   $  67,042      $  42,293
                                        =========   =========   =========   =========   =========   =========      =========
Ratio of earnings to fixed charges (1)        1.6          (2)        4.0         3.7         5.4         1.2            2.1
                                        =========   =========   =========   =========   =========   =========      =========

(1) The ratio of earnings to fixed charges has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

                  earnings consist of (a) income from continuing operations before income from equity investments in partnerships and income taxes, (b) fixed charges and (c) cash distributions from partnership investments; and

                  fixed charges consist of (a) interest on debt, (b) amortization of debt issuance costs and (c) one-third of operating rental expense, which management believes is representative of the interest component of rent expense.

(2) Due to our losses in the year ended December 31, 2003, the ratio was less than 1:1 for this period. We would have had to generate additional earnings of $80,292 to achieve a coverage ratio of 1:1 for the year ended December 31, 2003.